UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general that the auction of grouped share fractions, created because of the conversion of preferred shares into common shares of the Company, as approved at the Extraordinary Shareholders’ Meeting held on September 1, 2015, and confirmed by the Board of Directors on October 8, 2015, took place on December 10, 2015.

Over the course of the auction, 887 common shares of the Company were sold, representing the entirety of shares formed by the grouping of share fractions.

The net proceeds from the sale of shares during the auction will be credited proportionally to the respective owners of share fractions on December 21, 2015, in the following manner: (a) shareholders who are Banco do Brasil S.A. (“Banco do Brasil”) account holders will be automatically credited an amount due to the account in their name with Banco do Brasil, as long as they expressed interest to receive the funds due to them in this way and their registration with Banco do Brasil is up to date; (b) for shareholders using the custody services of BM&FBOVESPA Central Securities Depository (Central Depositária da BM&FBOVESPA), their amounts due will be credited directly to BM&FBOVESPA, which shall be responsible for transferring these to the shareholders via the custodian agents; and (c) the remaining eligible shareholders shall make a request at the Banco do Brasil branch of their preference to issue a notice of payment in order to either receive the funds due at the teller or have them credited to a bank account of another bank, at the expense of such shareholders, as long as they provide the relevant bank details (i.e.: bank name, branch, and account number).

The Company’s Investor Relations Department remains available to answer any questions as related to the auction and the payment of the proceeds through its site www.oi.com.br/ri or through the e-mail invest@oi.net.br.

Rio de Janeiro, December 14, 2015.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer